Exhibit 5.2

August 11, 2020

Wesbanco, Inc.

1 Bank Plaza

Wheeling, West Virginia 26003

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933 (the “Act”) of 6,000,000 depositary shares (the “Depositary Shares”), each representing a 1/40th interest in a share of the 6.75% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A, no par value per share, with a liquidation preference of $1,000.00 per share (equivalent to $25.00 per Depositary Share) (the “Preferred Stock”), of Wesbanco, Inc. (the “Company”), and evidenced by depositary receipts (the “Depositary Receipts”) issued pursuant to the Deposit Agreement, dated as of August 11, 2020 (the “Deposit Agreement”), among the Company, Computershare Inc. and Computershare Trust Company, N.A., acting jointly, as depositary (the “Depositary”), and the holders from time to time of the Depositary Receipts, we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, we advise you that, in our opinion, upon due issuance by the Depositary of the Depositary Receipts evidencing the Depositary Shares against the deposit of the Preferred Stock in accordance with the provisions of the Deposit Agreement and payment therefor in accordance with the Underwriting Agreement, dated August 4, 2020, between the Company and the several Underwriters named therein, the Depositary Receipts will entitle the persons in whose names the Depositary Receipts are registered to the rights specified therein and in the Deposit Agreement, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the laws of the State of New York and the laws of the State of West Virginia, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. With respect to all matters of West Virginia law, we have relied upon the opinion, dated the date hereof, of Phillips, Gardill, Kaiser & Altmeyer, PLLC (“PGKA”) with PGKA’s permission, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of PGKA.

K&L GATES LLP

K&L GATES CENTER 210 SIXTH AVENUE PITTSBURGH PA 15222-2613

T +1 412 355 6500 F +1 412 355 6501 klgates.com

Wesbanco, Inc.

August 11, 2020

We have also relied as to certain matters upon information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the Deposit Agreement has been duly authorized, executed and delivered by the Depositary, that the certificate evidencing the Preferred Stock has been deposited with the Depositary in accordance with the Deposit Agreement, that the certificates evidencing the Preferred Stock and the Depositary Receipts conform to the specimens thereof examined by us, that the Depositary Receipts have been duly executed and delivered by one of the Depositary’s authorized officers, that the certificate for the Preferred Stock has been duly countersigned and registered by a registrar and transfer agent of the Preferred Stock, and that the signatures on all documents examined by us are genuine, assumptions which we have not independently verified.

We hereby consent to the filing of this opinion as an exhibit to the Company’s Current Report on Form 8-K and, through incorporation, to the Company’s Registration Statement on Form S-3 (File No. 333-239181). In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the SEC promulgated thereunder or Item 509 of Regulation S-K.

Yours truly,

/s/ K&L Gates LLP